ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

October 15, 2025

Via Edgar

Mr. Bradley Ecker

Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Registration Statement on Form S-1
File No. 333-289870

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (“Amendment No. 1”), marked to indicate changes to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2025.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 8, 2025 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1 filed August 26, 2025

Risk Factors

Risks Related to Our Cryptocurrency Treasury Reserve Strategy and $IP Tokens In

Connection with our focus on $IP, page 46

1.	Please describe the other “decentralized finance activities” that you plan to engage in. In this regard, we note your disclosure on page 46 that “[i]n connection with our $IP strategy, including . . . other decentralized finance activities, we expect to interact with various smart contracts deployed on the $IP network in order to optimize our new strategy.”

Response:	The Company respectfully acknowledges the Staff's comment and confirms that it does not currently have any plans to engage in decentralized finance activities other than the staking of $IP tokens, although it is possible that in the future it may engage in such activities. The Company has revised its disclosure under the caption “Our Cryptocurrency Business” on page 2 of Amendment No. 1 and under the captions “Our Cryptocurrency Treasury Strategy” and “Our Cryptocurrency Treasury Reserve Policy” on pages 112 and 113, respectively, of Amendment No. 1 consistent with the foregoing.

Securities and Exchange Commission

October 15, 2025

Cryptocurrency Business, page 114

2.	Please revise to disclose the percentage of your treasury that is currently invested in $IP and any other crypto assets. To the extent that you hold other crypto assets, please identify the crypto assets and the percentage of your treasury that is invested in such other crypto assets. If your investment in these other crypto assets is material, please add a section that addresses the characteristics of the crypto assets and the network on which they exist as well as any material risks related to your investment in such crypto assets.

Response:	The Company respectfully acknowledges the Staff's comment and has revised the disclosure under the caption “Our Cryptocurrency Business” on page 2 of Amendment No. 1 and under the caption “Our Cryptocurrency Treasury Strategy” on pages 2 and 112 of Amendment No. 1 to disclose that at October 13, 2025, approximately 99% of the Company’s digital asset reserves consisted of $IP tokens, with the remainder of such assets held in USDC. In addition, the Company has disclosed on pages 2, 112 and 113 of Amendment No. 1 that it does not intend to dedicate any of its treasury-allocated capital to other digital assets outside of those in the Story ecosystem, other than USDC. Further, the Company disclosed under the caption “Our Cryptocurrency Treasury Reserve Policy” on page 113 of Amendment No. 1 that its treasury reserve policy provides that $IP tokens (including staked $IP tokens) will at all times comprise at least 95% of the Company’s treasury reserves.

3.	Please revise your disclosure in this section to describe the material terms of your Cryptocurrency Treasury Reserve Policy so that investors understand:

●	the percentage of your treasury that you intend to invest in $IP;

●	whether you intend to invest and/or hold other crypto assets such as the USDC that you received in connection with your recent offering of Pre-Funded Warrants;

●	the policies and procedures you have in place to govern when you exchange cash for $IP and when you monetize your $IP;

●	whether you intend to hedge your $IP investment and, if so, your hedging strategy,

●	the percentage of $IP you intend to stake;

●	your policies related to air drops, incidental rights and hard forks; and

●	your policies related to using your $IP as collateral for term loans or other capital raising transactions.

Response:	The Company respectfully acknowledges the Staff's comment and has revised the disclosure under the caption “Our Cryptocurrency Treasury Reserve Policy” on pages 113 to 115 of Amendment No. 1 to provide disclosure regarding each of the items requested by the Staff.

Securities and Exchange Commission

October 15, 2025

4.	Please describe your self-custody program. Disclose the percentage of your private keys that you hold in cold storage, who has access to your private keys and the degree to which your cyber risk insurance policy protects your crypto asset holdings. In addition, we note that you intend to contract with a third-party custodian in the future. If known, please discuss your timeline and the factors you will consider in connection with selecting a third-party custodian.

Response:	The Company respectfully acknowledges the Staff's comment and has added disclosure under the caption “Use of Custodians and Storage of $IP Tokens” on page 117 of Amendment No. 1 to provide the disclosure requested by the Staff regarding the Company’s self-custody program and its plans and criteria for selecting a third-party custodian. Further, the Company has provided disclosure in the fifth paragraph under the caption “$IP Tokens and the Story Network” on page 116 of Amendment No. 1 noting that it maintains custody of all of its private keys and does not maintain insurance that would cover any loss of its $IP tokens.

5.	To the extent that you intend to increase your $IP treasury holdings, please discuss such plans, including a timeline, the sources of capital, and how you intend to purchase additional $IP for your treasury reserve, including whether the purchases will be made through third party trading platforms or through trading counterparties. In addition, please disclose whether you have any agreements in place for this purpose.

Response:	The Company respectfully acknowledges the Staff's comment and has added disclosure to the fifth paragraph under the caption “Our Cryptocurrency Treasury Reserve Policy” on page 114 of Amendment No. 1 to provide the disclosure requested by the Staff.

6.	We note your disclosure that you may operate validator nodes or delegate your $IP to other validators. Please disclose your timeline related to beginning you staking program, and, with regards to operating your own validator nodes, please disclose your timeline, the steps necessary for you to begin to operate your own validator nodes, the estimated costs, the sources of capital and any challenges you may face in implementing this plan.

Response:	The Company respectfully acknowledges the Staff's comment and has added disclosure to the first paragraph under the caption “Our Staking Program” on page 115 of Amendment No. 1, disclosing that the Company has already commenced its staking program and the operation of its own validator nodes and providing the additional disclosure requested by the Staff.

7.	Please revise to include a materially complete description of $IP and the Story blockchain, including, for example, the lifecycle of $IP, the market capitalization of $IP, the circulating supply of $IP, the total supply of $IP and the allocation of the $IP supply, the planned distribution of additional $IP, whether there is a maximum amount of $IP that may be created, quantitative information regarding the volatility of the price of $IP, additional disclosure regarding transactions with $IP to include OTC transactions and the futures market, the range of gas prices for transactions on the Story blockchain, the range of rewards for operating as a validator on the Story blockchain, the unbonding period for staked $IP and the role of the Story Foundation in governance of the Story blockchain.

Response:	The Company respectfully acknowledges the Staff's comment and has added disclosure on pages 116-119 of Amendment No. 1 in which the Company has provided the additional disclosure requested by the Staff.

Securities and Exchange Commission

October 15, 2025

8.	Please revise to disclose the material terms of your “partnership with the Story Foundation and its proprietary $1P,” and file the partnership agreement as an exhibit if required by Item 601 of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff's comment and hereby advises the Staff that the Company has no partnership or other agreement with Story Foundation and any disclosure to the contrary in the Registration Statement as originally filed has been removed in Amendment No. 1. The Company notes, however, that, as disclosed under the caption “Issuance of Securities to Selling Stockholders – Offering of Pre-Funded Warrants” on page 65 of Amendment No. 1, Story Foundation was one of many investors in the Company’s recent private placement of Pre-Funded Warrants and purchased in such offering Pre-Funded Warrants to purchase 107,781,820 shares of the Company’s common stock. However, Story Foundation (together with its affiliates) may not currently exercise any portion of its Pre-Funded Warrant to the extent that it would own more than 4.99% of the Company’s outstanding common stock immediately after exercise. In addition, Story Foundation is a Selling Stockholder in the Registration Statement.

General

9.	Given the size and nature of your resale offering relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:	The Company respectfully acknowledges the Staff's comment and has considered the factors set forth in Question 612.09 of the Commission’s Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) regarding whether a purported secondary offering is actually a primary offering in which the selling stockholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the Selling Stockholders are not acting as underwriters or otherwise as conduits for the Company and that the resale of the shares of the Company’s common stock to be registered by the Registration Statement (the “Shares”) is not an indirect primary offering being conducted by or on behalf of the Company. In addition, and after consideration of the Staff’s comment, the Company will remove from the total Shares to be registered in the Registration Statement the shares of common stock, and the shares of common stock issuable pursuant to the pre-funded warrants and common warrants, held by Justin Stiefel, the Chairman and Chief Executive Officer of the Company, and any shares of common stock that were to be sold by any director of the Company. As a result, as reflected in Amendment No.1, the Company intends to register an aggregate of 421,857,485 Shares for resale in the Registration Statement.

Background.

As set forth under the caption “Issuance of Securities to Selling Stockholders” commencing on page 65 of Amendment No. 1, the Company issued the following securities to the Selling Stockholders.

Securities and Exchange Commission

October 15, 2025

Pre-Funded Warrant Shares. On August 15, 2025, the Company sold in a private placement to institutional and accredited investors pre-funded warrants (the “Pre-Funded Warrants”) to purchase an aggregate of 370,378,890 shares of common stock at a purchase price of $0.6042 per Pre-Funded Warrant, for an aggregate purchase price of $223.8 million, before deducting placement agent fees and other offering expenses. The Pre-Funded Warrants issued in the offering were originally exercisable to purchase an aggregate of 370,378,890 shares of common stock at an exercise price of $0.0001 per share. On September 18, 2025, Pre-Funded Warrants to purchase an aggregate of 143,616,678 Pre-Funded Warrant Shares were exercised to acquire such shares. Of the shares issued or issuable upon the exercise of Pre-Funded Warrants, an aggregate of 366,769,275 shares of common stock (the “Pre-Funded Warrant Shares”) are being registered for resale in the Registration Statement. In connection with the offering of Pre-Funded Warrants, the Company paid to Cantor Fitzgerald & Co. and Roth Capital Partners, LLC, as placement agents for the offering (the “Placement Agents”), a cash placement agent fee in the aggregate amount of approximately $4.3 million and issued to the Placement Agents warrants (the “Placement Agent Warrants”) to purchase an aggregate of 4,307,289 shares of common stock (the “Placement Agent Shares”), initially with an exercise price of $0.01 per share and a five-year term.

Advisory Shares. In anticipation of the offering of Pre-Funded Warrants, between June 19, 2025 and August 10, 2025, the Company entered into advisory and implementation agreements (the “Advisory Agreements”) with Open World, Inc. and certain of its management and affiliates, S.Y. Lee, the founder and chief executive officer of PIP Labs, the original creator of Story, and certain other advisors to the Company (collectively, the “Advisors”), pursuant to which the Advisors have and will provide to the Company certain consulting, strategy and business development services related to the Company’s establishment of a treasury function in certain non-security cryptocurrencies, including $IP tokens. Pursuant to the Advisory Agreements, the Company issued to various Advisors (i) on September 18, 2025, following receipt of stockholder approval of the issuance of such shares, an aggregate of 6,477,092 shares of common stock (the “Advisory Common Stock”), (ii) on August 15, 2025, warrants to purchase up to an aggregate of 17,500,000 shares of common stock (the “Advisory Warrant Shares”) for a purchase price of $0.01 per share, and (iii) on September 25, 2025, restricted stock units to acquire an aggregate of 2,500,000 shares of common stock (the “RSU Shares, and, together with the Advisory Common Stock and the Advisory Warrant Shares, the “Advisory Shares”).

Series B Common Shares. Between January 23, 2025 and July 7, 2025, the Company sold in private placements to 15 accredited investors an aggregate of 756,854 shares of Series B Preferred Stock, with certain investors receiving warrants to purchase an aggregate of 852,399 shares of common stock at $0.01 per share for aggregate gross proceeds of $7,568,557. In connection with the closing of its offering of Pre-Funded Warrants, the Company entered into exchange agreements with all but two holders of its Series B Preferred Stock pursuant to which the Company exchanged 629,873 shares of Series B Preferred Stock that were convertible into 17,897,336 shares of common stock for (i) 894,856 shares of common stock, (ii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,948,676 shares of common stock at the earlier of (a) the date on which the Company’s common stock closes at $1.50 per share or higher during a regular trading day or (b) on the three-month anniversary of the warrant issuance date, and (iii) warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 8,053,804 shares of common stock at the earlier of (a) the date on which the Company’s common stock closes at $2.00 per share or higher during a regular trading day or (b) on the six-month anniversary of the warrant issuance date. 881,541 shares of the Company’s common stock issued upon the exchange of shares of the Series B Preferred Stock, 749,962 shares of common stock issuable upon the exercise of the remaining outstanding warrants issued in connection with the issuance of the Series B Preferred Stock and 16,749,486 shares of common stock issuable upon exercise of certain of the warrants issued in connection with the exchange of shares of the Series B Preferred Stock are referred to herein collectively as the “Series B Common Shares.”

Securities and Exchange Commission

October 15, 2025

Debt Settlement Shares. On August 18, 2025, the Company paid in full the approximately $12.6 million of principal and approximately $1.0 million of accrued interest and fees payable on its secured loan from Silverview Credit Partners LP (“Silverview”) by the payment to Silverview of approximately $7.0 million of the net proceeds of the sale of the Pre-Funded Warrants and the issuance of a warrant with an exercise price of $0.01 per share that was exercisable to purchase an aggregate of 4,000,000 shares of common stock at the earlier of (a) the date on which the closing price of the Company’s common stock equals or exceeds $1.00 per share or (b) the three-month anniversary of the warrant issuance date. On September 22, 2025, Silverview exercised its warrant on a cashless basis for the purchase of an aggregate of 3,960,000 shares of common stock.

Between July 30, 2025 and August 10, 2025, the Company settled approximately $2.8 million of trade payables by the payment of approximately $1.4 million in cash and the issuance of warrants with an exercise price of $0.01 per share that are exercisable to purchase an aggregate of 1,077,820 shares of common stock at the earlier of (a) the date on which the closing price of the common stock equals or exceeds $1.50 per share or (b) the six-month anniversary of the warrant issuance date. On August 10, 2025, the Company settled a trade payable in the amount of $1.0 million by the payment of $450,000 in cash and the issuance of a warrant with an exercise price of $0.12 per share that is exercisable to purchase up to 450,000 shares of common stock at the earlier of (a) the date on which the closing price of the common stock equals or exceeds $1.50 per share or (b) the six-month anniversary of the warrant issuance date.

The 5,487,820 shares of common stock issued or issuable upon exercise of the warrants issued by the Company as partial consideration for the settlement of outstanding indebtedness and trade payables are referred to herein collectively as the “Debt Settlement Shares.”

Thinking Tree Shares. On February 21, 2024, the Company purchased all of the outstanding capital stock of Thinking Tree Spirits, Inc. (“Thinking Tree”) in consideration of the issuance to the stockholders of Thinking Tree through the date hereof of an aggregate of 938,817 shares of the Company’s common stock, of which 50,972 shares were issued in February 2024 and 887,845 shares (the “Thinking Tree Shares”) were issued in September 2025.

Analysis.

In an effort to assist registrants in determining whether an offering by the selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its C&DI (“C&DI 612.09”). C&DI 612.09 provides as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Securities and Exchange Commission

October 15, 2025

Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1:  How Long the Selling Stockholders Have Held the Shares.

Generally, the longer the shares are held, the less likely it is that a selling stockholder is acting as a mere conduit for the issuer. Although the safe harbor provided by Rule 144 under the Securities Act indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Commission has recognized that shorter holding periods do not negate investment intent. As described in C&DI Question 139.11, the Commission regularly permits issuers to register privately-issued shares (or in the case of convertible securities, the convertible security itself) for resale promptly following, or even prior to, the closing of a private placement transaction:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

This interpretation indicates that the existence of registration rights and a short time between the issuance of the shares of common stock and warrants and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. The various private placements of common stock and warrants to the Selling Stockholders summarized above all occurred prior to filing the Registration Statement on August 26, 2025, and the Selling Stockholders bore market risk at the time of filing the Registration Statement. Further, the Selling Stockholders purchased a set amount of securities at a set price and there were no conditions to closing that were within the Selling Stockholders’ control or that they could cause not to be satisfied.

Securities and Exchange Commission

October 15, 2025

The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Finally, the Selling Stockholders participated in the private placements or other transactions summarized above pursuant to which the Selling Stockholders acquired their Shares with the knowledge that they might not be able to exit their positions at a profit, and they provided representations in their respective purchase or acquisition agreement that they purchased the equity securities with the intent to invest, rather than to effect a distribution as an underwriter would have. The Selling Stockholders acquired the securities with no assurance as to when a registration statement registering the Shares would be declared effective and with no assurance that a liquid market would be available in which the Shares could be sold when the Shares became eligible for resale. Each of the Selling Stockholders has already been subject to the full investment risk associated with ownership of the Company’s equity securities for at least nearly two months, and in the case of certain of the Shares, several months and even if the Registration Statement were immediately declared effective, it may be several months or longer before the Selling Stockholders could resell all of the Shares that the Company is seeking to register. Accordingly, the Selling Stockholders should not be compared to underwriters as underwriters (by definition) do not take long-term risk on an issuer’s equity securities.

Factor 2:  The Circumstances Under Which the Selling Stockholders Received Their Shares.

The Selling Stockholders acquired their equity securities of the Company in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) or Regulation D of the Securities Act or, in the case of Series B Common Shares, Section 3(a)(9) under the Securities Act. The purchase or acquisition agreements pursuant to which the Selling Stockholders acquired their equity securities of the Company, or the related registration rights agreements, which were vigorously negotiated, including between legal counsels for the Company and the applicable Selling Stockholders, provide that the Company is obligated to register the resale of the Shares under the Securities Act. Such registration rights are customary in private placements of this nature.

As set forth in the Registration Statement, other than the receipt of the exercise price of the warrants held by the Selling Stockholders, which the Company estimates to be approximately $200,000, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. Additionally, the Company has no commitment, agreement, arrangement or understanding with any Selling Stockholders regarding a distribution of the Shares, and no Selling Stockholder will collect a fee, commission or other payment from the Company in exchange for selling shares, and the Company is not entitled to any proceeds from the sale of shares by any Selling Stockholders. While the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any significant financial benefits from the sale of the Shares further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In their purchase or acquisition agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that (i) it is acquiring the shares of common stock or warrants as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the common stock or warrants or the shares issuable upon exercise of the warrants, (ii) as of the date of the applicable purchase or acquisition agreement, it is, and on each date on which it exercises any warrants, it will be, an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act, and agrees that the shares of common stock and warrants will contain restrictive legends when issued, and none of the shares of common stock or warrants, nor the shares issuable upon exercise of the warrants, will be registered under the Securities Act, except as provided in the registration rights provision of the applicable purchase or acquisition agreement or the related registration rights agreement.

Securities and Exchange Commission

October 15, 2025

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of the Shares. The Selling Stockholders purchased the securities in an arm’s length transaction in circumstances that do not indicate that they would be an underwriter. Except in the case of the Placement Agents, the Company is not aware of any Selling Stockholder being a broker-dealer or being affiliated with a broker-dealer.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholders has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholders have taken any actions to condition or prime the market for the potential resale of the Shares.

Factor 3: The Selling Stockholders’ Relationship to the Company.

The Company has determined to remove all of the shares of common stock owned by Mr. Stiefel or any other director of the Company from the Registration Statement, so no Shares are held by an officer or director of the Company who has or may be deemed to have the power to control the Company’s business and affairs. The Company has confirmed to us that no Selling Stockholder, despite the number of securities held or its filing of a Schedule 13G, has the power to control the Company or its affiliates. To the Company’s knowledge, except for the Placement Agents, at no time has a Selling Stockholder been affiliated with or acted as a securities broker-dealer or representative thereof.

Prior to entering into the applicable purchase or acquisition agreement, and except for a loan by Silverview, which has since been repaid in full, certain employment or consulting relationships or prior investments on an arms-length basis, the Company had no relationship with the Selling Stockholders. None of the Selling Stockholders or any of their affiliates is an affiliate of the Company, none of the Selling Stockholders other than the Placement Agents acts as a financial advisor or similar advisor to the Company and none of the Selling Stockholders acts as a fiduciary of the Company. However, as part of the private placement financing that closed on August 15, 2025, Story Foundation, one of the Selling Stockholders, has the right to nominate a number of directors to the Company’s board of directors pursuant to the subscription agreements entered into in connection with such offering. These rights are consistent with the Selling Stockholder’s interest as an investor in the Company and are not uncommon in private placement transactions, and as such, these rights do not rise to the level of control or coordination necessary to create a relationship where the Selling Stockholder is acting as a conduit for the Company. Moreover, as of the date hereof, the nomination rights have not yet been exercised.

Securities and Exchange Commission

October 15, 2025

The registration rights granted to the Selling Stockholders under the applicable purchase or acquisition agreement or the related registration rights agreement are customary and are not indicative of any desire of any of the Selling Stockholders to sell or distribute the Shares on behalf of the Company, or at all. The Selling Stockholders negotiated for such customary registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the applicable purchase or acquisition agreement or the related registration rights agreement, the Company would not be filing the Registration Statement.

The Selling Stockholders are not acting on the Company’s behalf with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with any of the Selling Stockholders that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether the Shares are ever resold at all under the Registration Statement. The existence of registration rights is not, in and of themselves, evidence of an intent on the part of the Selling Stockholders to sell their Shares, much less to sell or distribute the Shares on behalf of the Company.

Finally, the Company will not receive any of the proceeds from any resale of Shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved.

After removing the shares of common stock and the shares issuable pursuant to the pre-funded warrants and common warrants held by Mr. Stiefel and the other directors of the Company from the total Shares to be registered in the Registration Statement, the Company is seeking to register 421,857,485 shares of common stock. The Company acknowledges the large amount of shares of common stock involved, and while the number of shares being registered is a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, the Company submits that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, C&DI 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Securities and Exchange Commission

October 15, 2025

In addition, 140,007,063 Shares issued upon exercise of the Pre-Funded Warrants, 226,762,212 Shares issuable upon exercise of the Pre-Funded Warrants, 4,307,289 Shares issuable upon exercise of the Placement Agent Warrants, 6,477,092 Advisory Shares, 17,500,000 Shares issuable upon exercise of the Advisory Warrants and 2,500,000 shares issuable upon vesting and settlement of restricted stock units (an aggregate of 397,553,656 Shares) to be registered for resale pursuant to the Registration Statement, or 94.24% of the total Shares to be registered) required stockholder approval under Nasdaq Listing Rule 5635 before any such Shares could or can be issued. Thus, until the stockholder approval was subsequently obtained on September 18, 2025, the issuance of such Shares depended on the timing, and stockholder approval of, the transactions under which such Shares were to be issued and failure to obtain such approval could have resulted in certain Selling Stockholders holding no shares of common stock and the Company instead registering only an aggregate of 24,303,829 shares of common stock. Accordingly, the Company believes that the transactions contemplated by the Registration Statement should not be viewed as an indirect primary offering solely by virtue of the number of Shares being registered for resale, as a significant portion of that number was the result of a series of events outside of the Company’s control, as opposed to an orchestrated offering and amount determined by the Company.

The Company also submits that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings in which a significant number of shares are being registered but the facts do not otherwise demonstrate that the Selling Stockholder is acting as a conduit for the issuer to effect a primary offering.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

Based on the information supplied to the Company by the Selling Stockholders, each of the Selling Stockholders is an entity ultimately 100% controlled by an individual. Except in the case of the Placement Agents, which are collectively registering a total of only 4,319,449 Shares of the total 421,857,485 Shares being registered under the Registration Statement, or only approximately 1.02% of the total Shares being registered, the Company is not aware of any Selling Stockholder being a broker-dealer or being affiliated with a broker-dealer.

To the Company’s knowledge, except in the case of the Placement Agents, the Selling Stockholders are not, nor have they ever been, in the business of underwriting securities. Accordingly, the Company believes that none of the features commonly associated with a person’s acting as an underwriter on behalf of the Company are present.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Selling Stockholders are acting on their own behalf, are motivated by their own self-interests, and are not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement. As a result, the Company respectfully submits to the Staff that the proposed resale of the Shares by the Selling Stockholders, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and accordingly, the Company can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Shares.

*        *        *

As it is the goal of the Company to have the Registration Statement on Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Mr. Justin Stiefel
Heritage Distilling Holding Company, Inc.